                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           Nord Resources Corporation
              ---------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
              ---------------------------------------------------
                         (Title of Class of Securities)

                                  655555 10 0
              ---------------------------------------------------
                                 (CUSIP Number)

                             James C. Colihan, Esq.
                                Coudert Brothers
                          1114 Avenue of the Americas
                            New York, New York 10036
                                 (212)626-4680
              ---------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 25, 1996
              ---------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 Pages

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                                  SCHEDULE 13D

CUSIP No. 655555 10 0                                        Page 2 of 8 Pages
          -----------

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Jean-Raymond Boulle
                  (foreign person - no IRS identification number issued)

2        Check the Appropriate Box If a Member of a Group*
                                                                        a. [ ]
                                                                        b. [ ]
3        SEC Use Only

4        Source of Funds*

                  N/A

5        Check Box If Disclosure of Legal Proceedings Is Required
         Pursuant to Items 2(d) or 2(e)                                    [ ]

6        Citizenship or Place of Organization

                  British

                           7        Sole Voting Power
  Number of                                 -0-
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  6,000,000
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   -0-
    With
                           10       Shared Dispositive Power
                                            6,000,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  6,000,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                           [ ]

13       Percent of Class Represented By Amount in Row (11)
                  27.46%

14       Type of Reporting Person*
                  IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 655555 10 0                                        Page 3 of 8 Pages
          -----------

1        Name of Reporting Person

         S.S. or I.R.S. Identification No. of Above Person

                  MIL (Investments) S.A.
                  (foreign person - no IRS identification number issued)

2        Check the Appropriate Box If a Member of a Group*
                                                                        a. [ ]
                                                                        b. [ ]
3        SEC Use Only

4        Source of Funds*

                  N/A

5        Check Box If Disclosure of Legal Proceedings Is Required
         Pursuant to Items 2(d) or 2(e)                                    [ ]

6        Citizenship or Place of Organization

                  Luxembourg

                           7        Sole Voting Power
  Number of                                 -0-
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  6,000,000
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   -0-
    With
                           10       Shared Dispositive Power
                                            6,000,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  6,000,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                                           [ ]

13       Percent of Class Represented By Amount in Row (11)
                  27.46%

14       Type of Reporting Person*
                  CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 3 (this "Amendment") to the Schedule 13D filed on April 25, 1996, as amended by Amendment No. 1 thereto filed on July 11, 1996 and as further amended by Amendement No. 2 thereto filed on October 25, 1996 (the "Schedule 13D") on behalf of MIL (Investments) S.A., a Luxembourg corporation ("MIL"), and Mr. Jean-Raymond Boulle, a British citizen with a residential address at Seaside Plaza, Batiment C, 6 avenue des Ligures, MC-98000 Monaco ("Mr. J.R. Boulle"), relates to the Common Stock, par value $.01 per share ("Nord Common Stock"), of Nord Resources Corporation, a Delaware corporation ("Nord"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 1.           Security and Issuer

         This Amendment relates to 2,000,000 additional shares of Nord Common Stock (the "Acquisition Shares") that MIL acquired on November 25, 1996 pursuant to that certain Stock Purchase and Sale Agreement (the "Stock Purchase Agreement") dated October 16, 1996 between Nord and MIL. The total number of shares of Nord Common Stock beneficially owned by MIL is 6,000,000, consisting of the Acquisition Shares, 3,160,000 shares of Nord Common Stock acquired by MIL on April 15, 1996 pursuant to the Stock Purchase and Sale Agreement between Nord and MIL dated April 15, 1996 (the "April 15 Agreement"), and 840,000 shares of Nord Common Stock acquired by MIL through conversion of the Promissory Note on July 2, 1996 pursuant to the Agreement between Nord and MIL dated April 15, 1996 related to the Promissory Note.

Item 3.           Source and Amount of Funds or Other Consideration

         MIL purchased the Acquisition Shares for an aggregate purchase price of $10,000,000 (the "Purchase Price"). The Purchase Price was paid in cash from MIL's working capital.

Item 4.           Purpose of Transaction

(d) In connection with the execution and delivery of the Stock Purchase Agreement, on November 25, 1996, MIL and Nord entered into an Amendment No. 1 to the April 15 Agreement ("Amendment No. 1") which Amendment No. 1 reflects (i) the reduction of the Board of Directors of Nord from eight (8) to seven (7) members with MIL retaining the right to designate three (3) members as provided for in the April Agreements, and (ii) the obligation of MIL to vote all of the Nord Common Stock held by MIL for the nominees designated by the Board of Directors of Nord (excluding MIL's nominees) for the Board of Directors of Nord until after the annual meeting in the year 1999 rather than the year 2000.

Item 5.           Securities of the Issuer

(a) MIL is the beneficial and record owner of 6,000,000 shares of Common Stock (the "Nord Shares"), representing approximately 27.5% of the issued and outstanding shares of such Common Stock after giving effect to the issuance thereof.

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         Except as disclosed in this Item 5(a), neither MIL, Mr. J. R. Boulle nor, to the best of their knowledge, any of MIL's executive officers and directors, beneficially owns any securities of Nord or has a right to acquire any securities of Nord.

(b) MIL and Mr. J. R. Boulle may be deemed to hold shared power to direct the vote and to direct the disposition of the Nord Shares by virtue of Mr. J. R. Boulle's beneficial ownership of all of the issued and outstanding capital stock of MIL.

         Except as described in this Item 5(b), neither MIL, Mr. J. R. Boulle nor, to the best of their knowledge, any of MIL's executive officers or directors, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Nord Shares.

(c) Except as disclosed in this Statement, neither MIL, Mr. J. R. Boulle nor, to the best of their knowledge, any of MIL's executive officers or directors, has effected any transaction in securities of Nord during the past 60 days.

(d) No person, other than MIL and Mr. J. R. Boulle, is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities covered by this Statement.

(e)      Not applicable.

Item 7.           Material to be filed as Exhibits

The following is filed herewith as an exhibit:

Exhibit 1 Amendment No. 1 to Stock Purchase and Sale Agreement between Nord and MIL dated April 15, 1996.

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                                   SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:            November 27, 1996

                                               MIL (INVESTMENTS) S.A.

                                               By:    /s/ Ekkehart Kessel
                                                  ----------------------------
                                               Name:  Ekkehart Kessel
                                               Title: Administrateur


                                               By:    /s/ Edmond Van de Kelft
                                                  ----------------------------
                                               Name:  Edmond Van de Kelft
                                               Title: Administrateur

                                                 /s/ Jean-Raymond Boulle
                                               -------------------------------
                                               JEAN-RAYMOND BOULLE